Filed Pursuant to Rule 424(b)(1)
Registration No. 333-124998

PROSPECTUS

3,399,682 Shares

[BRILLIAN LOGO]

Common Stock

     The stockholders of Brillian Corporation listed in this prospectus are offering for sale up to 1,592,357 shares of common stock issuable upon conversion of convertible promissory notes and 1,807,325 shares of common stock issuable upon exercise of warrants.

     We expect that sales made pursuant to this prospectus will be made

•	in broker’s transactions;

•	in block trades on the Nasdaq National Market;

•	in transactions directly with market makers; or

•	in privately negotiated sales or otherwise.

     We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.

     The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.

     Our common stock is traded on the Nasdaq National Market under the symbol “BRLC.” On May 31, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $3.12 per share.

     See “Risk Factors,” on page 4, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Proxy Statement dated April 4, 2005;

•	Supplement to the Proxy Statement filed April 11, 2005;

•	Current Report on Form 8-K filed April 26, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and

•	The description of our common stock contained in our registration statement on Form 10 (Registration No. 000-50289), including any amendments or reports filed for the purpose of updating that description.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.

     You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Brillian Corporation, 1600 North Desert Drive, Tempe, Arizona 85281, (telephone (602) 389-8888).

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PROSPECTUS SUMMARY

     The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

The Company

     We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoS™, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.

     Microdisplays address the technological demands of the HDTV, home theater, and near-to-eye markets. Microdisplays are thumbnail-sized displays that create high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications. Rear-projection televisions shine a magnified image from a microdisplay onto the back of a translucent screen for viewing; home theater projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce an image that can be viewed through a magnifying headset or viewer.

     Liquid crystal on silicon microdisplays contain a liquid crystalline material suspended between a glass plate and a silicon backplane. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display. We believe that liquid crystal on silicon microdisplays, particularly our Gen II LcoS microdisplays, provide a superior alternative to existing technologies in the HDTV market. We believe our Gen II LcoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, grayscale performance, and lifetime, particularly in larger screen sizes. Given these advanced capabilities, our HDTVs compete in the premium segment of the large-screen HDTV market.

     The worldwide conversion of media content from analog to digital is a primary growth driver in the television market. This conversion is being mandated in the United States, Europe, and Asia. For example, the U.S. Congress has set a target date of December 31, 2006 for all television transmissions to be digital. Additionally, the U.S. Federal Communications Commission requires that all televisions with screen sizes of 36 inches or larger contain an over-the-air digital tuner by July 1, 2005. The increasing amounts of digital programming broadcast in high definition is driving growth in the HDTV market, including large-screen HDTVs based on microdisplay technologies. We are currently focusing a majority of our resources on penetrating the premium segment of this market.

     We also believe that our LcoS microdisplays provide the best commercially available solution for high-resolution, color, near-to-eye applications. While the current market for near-to-eye displays is focused on medical, industrial, and military applications, we believe the consumer market will be the largest unit volume microdisplay market. Anticipated initial consumer market applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. We believe the substantial current user base in these consumer markets represents a large market opportunity for our products.

     Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred recurring operating losses and negative cash flows since our inception as a division of TFS. We have never been profitable. Our net loss for the quarter ended March 31, 2005, was $5.3 million, and was $32.9 million, $18.7 million, and $23.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. Net cash used in operating activities was $5.3 million for the quarter ended March 31, 2005, and $18.9 million, $15.9 million, and $20.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. At March 31, 2005, we had $6.9 million of working capital, including cash and cash equivalents of $3.0 million. These factors, among others, may indicate that we will be unable to continue as a going concern for a reasonable period of time.

     Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional capital as may be required, and ultimately to attain successful operations.

     The successful introduction of an HDTV product to market and securing volume orders from consumer electronics retailers for HTDVs represent a key ingredient in our success. In the second quarter of 2004, we signed a supply agreement to provide HDTVs to Sears Roebuck and Company. In the third quarter of 2004, we began shipping HDTVs to Sears. Also in the third quarter of 2004, our supplier of light engines, a major sub-assembly of the HDTV, informed us that they were unable to supply us with the volume of light engines necessary to satisfy our requirements. As a result of our not being able to supply the required number of HDTVs, Sears exercised their option to terminate the supply agreement. In the fourth quarter of 2004, our light engine supplier informed us that they would not be able to manufacture the light engine in volume until the second quarter of 2005. In March 2005, we received authorization from our light engine supplier to have the light engine manufactured on our behalf by a third party manufacturer and granted us a perpetual license to the light engine technology. In April 2005, we selected Suntron Corporation to manufacture light engines on our behalf. We currently believe that light engine availability will begin to increase in the third quarter of 2005 and that capacity will exceed 1,000 units per month in the fourth quarter of 2005.

     We do not have any definitive agreements with retailers to sell or HDTVs. We are currently manufacturing a limited quantity of light engines in our manufacturing facility in Tempe, Arizona. This will allow us to manufacture a limited number of HDTVs and support low volume customers until we can obtain a high volume supply of light engines. Until we obtain a high volume supply of light engines, we will not be able to manufacture and sell a sufficient number of HDTVs to achieve positive cash flow or profitability. As a result of this situation, we believe that our cash balances as of the date of this prospectus will not be sufficient to finance our operations through 2005, and that we will need to obtain debt or additional equity financing. We are actively pursuing additional capital, but we currently have no commitments or understandings regarding any additional funding with any person or firm. We can provide no assurance that we will be able to obtain any necessary financing on satisfactory terms, or at all. We believe that obtaining orders from customers and announcing progress towards obtaining a high volume supply of light engines will increase our ability to raise debt or additional equity financing.

Our Strategy

     Our goal is to become a leader in the premium segment of the large-screen HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:

•	develop key customer relationships with high-end audio/video manufacturers, distributors of high-end consumer electronic products, and consumer electronic retailers to sell our HDTV products and leverage their brand names and marketing resources;

•	leverage our virtual manufacturing model by utilizing third-party contract manufacturers and assemblers to produce our HDTVs, which incorporate the LcoS microdisplays that we manufacture;

•	advance our technological leadership and LcoS microdisplay expertise in order to offer innovative and technically superior products;

•	pursue additional strategic relationships to provide market-leading technological solutions for our HDTV products;

•	utilize our extensive LcoS microdisplay manufacturing expertise to continually increase our efficiencies and quality; and

•	provide value-added customer service to enhance the competitive position of our customers.

Our History

     Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its LcoS microdisplay business, including the related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.

Recent Events

     On April 20, 2005, we sold $2,500,000 aggregate principal amount of 7% convertible notes and a 9% senior secured note in the amount of $2,000,000. The notes have a term of three years and mature on April 20, 2008. The 7% convertible notes are convertible at any time at the option of the holder into shares of our common stock at a price of $1.57 per share. Interest on the 7% convertible notes is payable at our discretion in either stock or cash. The 9% senior secured note is secured by a first lien on our assets. In connection with the sale of the notes, the purchasers of our 7% convertible notes received warrants to purchase an aggregate of 1,742,357 shares of our common stock and the purchaser of our 9% senior secured note received a warrant to purchase 150,000 shares of our common stock. In addition, affiliates of the placement agent involved in the sale of the 7% convertible notes and 9% senior secured note received warrants to purchase an aggregate of 64,968 shares of our common stock. All of the warrants have an exercise price, subject to certain adjustments, of $1.57 per share and are exercisable on or after the 181st day after the issuance of the warrants and on or prior to the five-year anniversary of the issuance of the warrants. Pursuant to a registration rights agreement entered into in connection with the sale of the notes, the shares of our common stock issuable upon conversion of the 7% convertible notes and upon exercise of the warrants are being offered for sale under this prospectus.

Our Offices

     We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281. Our telephone number is (602) 389-8888.

     Our website is located at www.brilliancorp.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common Stock offered by the selling stockholders	3,399,682 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders.

Nasdaq National Market Symbol	BRLC

RISK FACTORS

     You should carefully consider the following risk factors, in addition to those discussed elsewhere in the prospectus, in evaluating our company and our business.

Risks Related to Our Business

We have never achieved profitability on a quarterly or annual basis and have a substantial accumulated deficit.

     We have never achieved profitability on a quarterly or annual basis. We incurred net losses of $32.9 million in 2004, $18.7 million in 2003, and $23.2 million in 2002. We cannot assure you that we will ever achieve or maintain profitability. At December 31, 2004, we had an accumulated deficit of approximately $38.7 million.

We require additional funds to support our operations.

     To support our operations, we will be required to reduce our expenses significantly or to raise additional funds through an offering of debt or equity securities. There can be no assurances that we will be able to raise additional funds at all or the terms on which we will be able to raise additional funds. As of the date of this prospectus, we had approximately $4 million of cash and are continuing to incur losses.

We have received a going concern paragraph from our independent auditor.

     The report by the independent auditor of our company on our financial statements states that the financial statements have been prepared assuming that we will continue as a going concern. The report indicates that our recurring losses from operations and stockholders’ capital deficiency raise substantial doubt about our ability to continue as a going concern.

We may be delisted from the Nasdaq National Market.

     Our common stock is listed for quotation on the Nasdaq National Market. To continue trading on the Nasdaq National Market, we must meet Nasdaq’s listing maintenance standards. If we are unable to continue to meet Nasdaq’s listing maintenance standards, our common stock could be delisted from the Nasdaq National Market. If our common stock were delisted, we likely would seek to list the common stock on the Nasdaq SmallCap Market, the American Stock Exchange, or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock were not listed on the Nasdaq SmallCap Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the Nasdaq National Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from the Nasdaq National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, we may be subject to “penny stock rules,” which may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market.

We have not reached definitive agreements with any retailers to sell our HDTVs, and we do not have long-term purchase commitments from OEM customers for our home theater or near-to-eye microdisplay products.

     We have not reached definitive agreements with any retailers to sell our HDTVs. The inability to secure retailers to sell our HDTVs would substantially impede our revenue growth and could require us to write off substantial investments that we have made in this aspect of our business. We anticipate that our initial HDTV sales will be to a limited number of customers. As a result, we will face the risks inherent in relying on a concentration of customers. Any material delay, cancellation, or reduction of orders by one of these customers would adversely affect our operating results.

     Our OEM customers generally do not provide us with firm, long-term volume purchase commitments. In addition, the worldwide adverse economic slowdown commencing in 2001 has led to radically shortened lead times on purchase orders. Although we sometimes enter into manufacturing contracts with our OEM customers, these contracts typically clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, OEM customers generally can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of OEM customer commitments could result in reduced revenue and in our holding excess and obsolete inventory and having unabsorbed manufacturing capacity. The large percentage of our OEM sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.

     In addition, we make significant decisions, including production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of OEM customer requirements. The short-term nature of our OEM customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Our operating results may be materially and adversely affected as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in OEM customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in OEM customer demand can harm our gross margins and operating results.

     On occasion, OEM customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements of a specific project.

We face intense competition.

     Our HDTVs will encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs.

     In addition to the high-definition television market, we serve intensely competitive industries that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. Our competitive position in these markets could suffer if one or more of our OEM customers decide to design and manufacture their own microdisplays, to use microdisplay products that we do not offer, to utilize competitive products, or to use alternative technologies that we may not offer. In addition, our OEM customers sometimes develop a second source, even for microdisplays we supply to them. These second source suppliers may win an increasing share of a program, particularly as it grows and matures, by competing primarily on price rather than on performance.

     Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in developing and producing new products;

•	our ability to address the needs of our retailer and OEM customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	the quality of our customer service;

•	our efficiency of production;

•	the rate at which customers incorporate our products into their own products;

•	product or technology introductions by our competitors; and

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products.

Competing technologies could reduce the demand for our products.

     We are also subject to competition from competing technologies, such as CRT, high-temperature polysilicon, plasma, thin film transistor liquid crystal displays, or TFT LCDs, and digital micromirror technologies, as well as other emerging technologies or technologies that may be introduced in the future. For example, Motorola recently announced carbon nanotube technology that is intended to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and LCD screens at a lower cost. The success of competing technologies could substantially reduce the demand for our products.

We rely on contract manufacturers and assemblers for a portion of our HDTV production requirements, and any interruptions of these arrangements could disrupt our ability to fill customer orders.

     We outsource to various contract manufacturers and assemblers the production requirements for our HDTVs. The loss of our relationships with our contract manufacturers or assemblers or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill retailer customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue and revenue potential would harm our business. Securing new contract manufacturers and assemblers is time-consuming and might result in unforeseen manufacturing and operations problems.

Our contract manufacturers and assemblers must maintain satisfactory delivery schedules and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our HDTV products, which would adversely affect our results of operations.

     Our contract manufacturers and assemblers must maintain high levels of productivity and satisfactory delivery schedules. We do not have long-term arrangements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and assemblers serve many other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers and assemblers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Longer delivery schedules may be encountered in commencing volume production of our HDTVs. Any such problems could result in our inability to deliver our HDTV products in a timely manner and adversely affect our operating results.

Shortages of components and materials may delay or reduce our sales and increase our costs.

     Our inability or the inability of our contract manufacturers and assemblers to obtain sufficient quantities of components and other materials necessary for the production of our products could result in delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. Many of the materials used in the production of our HDTV and microdisplay products are available only from a limited number of foreign suppliers, including our video processing integrated circuits from Pixelworks and our screens from Toppan. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our OEM customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our products are incorporated.

     We depend on Shanghai-based Semiconductor Manufacturing International Corporation, or SMIC, for the fabrication of silicon wafers and ASICs for our HDTV microdisplay products. We depend on Taiwan-based United

Microelectronics Corporation, or UMC, for the fabrication of silicon wafers and ASICs for our near-to-eye microdisplay products. We do not have a long-term contract with SMIC or UMC. As a result, neither is obligated to supply us with silicon wafers or ASICs for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with SMIC or UMC or their inability or unwillingness to provide us with the necessary amount or quality of silicon wafers or ASICs on a timely basis would adversely affect our ability to manufacture and ship our microdisplay products until alternative sources of supply could be arranged. We cannot assure you that we would be able to secure alternative arrangements.

     We also depend on TFS for printed circuit board assembly and on Suntron Corporation for assembly, production, and project management services. The failure or unwillingness of TFS or Suntron to continue to provide such services to us would adversely affect our operations.

     Materials and components for some of our major programs may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages may result in lost sales opportunities.

We do not sell any products to end users and depend on the market acceptance of the products of our customers.

     We do not sell any products to end users. Instead, we design and develop HDTVs for sale by retailers under their own brand names, and we sell microdisplay products that our OEM customers incorporate into their products. As a result, our success depends on the ability of our retailer customers to sell our HDTVs and the widespread market acceptance of our OEM customers’ products. Any significant slowdown in the demand for our customers’ products would adversely affect our business.

     Because our success depends on the widespread market acceptance of our customers’ products, we must secure successful retailers for our HDTV products and establish relationships for our microdisplay products with OEMs in industries that have significant growth potential. Our failure to secure retailers to sell our HDTVs or to establish relationships with OEMs in those high-growth markets would reduce our revenue potential.

     Our dependence on the success of the products of our retailer and OEM customers exposes us to a variety of risks, including the following:

•	our ability to supply products for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our products;

•	our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

•	the cyclical nature of the industries and markets we serve.

Our failure to address these risks may adversely affect our results of operations.

We are subject to lengthy development periods and product acceptance cycles.

     We sell our microdisplay products to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our OEM customers introduce their products incorporating our products and before we can be sure that we will generate any significant sales to our OEM customers or even recover our investment.

     During an OEM customer’s entire product development process, we face the risk that our products will fail to meet our OEM customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technology. Even if we offer products that are satisfactory to an OEM customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our revenue. The lengthy development period also means that it is difficult to immediately replace an unexpected loss of existing business.

Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success.

     Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success. We currently produce all of our LCoS microdisplays on this dedicated line. We currently are also producing our light engines at the facility. This facility also houses our principal research, development, engineering, design, and managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to produce our LCoS microdisplays and to provide technical and manufacturing support for our customers.

We have experienced low manufacturing yields in commencing production of LCoS microdisplays, and we must achieve satisfactory manufacturing yields.

     The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have experienced low manufacturing yields in producing LCoS microdisplays. These issues could continue, and we may continue to encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. Continued lower than expected manufacturing yields could significantly and adversely affect our operating margins.

     Although we added additional equipment to our Arizona manufacturing facility in the last two years for manufacturing LCoS microdisplays, the high-volume manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:

•	the availability of a sufficient quantity of quality materials;

•	the implementation of new manufacturing techniques;

•	the incorporation of new handling procedures;

•	the maintenance of clean manufacturing environments; and

•	the ability to master precise tolerances in the manufacturing process.

     In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of microdisplays. Any problems with our manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction.

Various target markets for our LCoS microdisplays are uncertain, may be slow to develop, or could use competing technologies.

     Various target markets for our LCoS microdisplays, including HDTVs, home theaters, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially high-temperature polysilicon and digital micromirror devices. Many manufacturers have well-established positions in these markets. HDTV has only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer an improved value, higher performance proposition to existing technology. In addition, the commercial success of the near-to-eye microdisplay market is uncertain. Gaining acceptance in these markets may prove difficult because of the radically different approach of microdisplays to the presentation of information. We must provide customers with lower cost, higher performance microdisplays for their products in these markets. The failure of any of our target markets to develop, or our failure to penetrate these markets, would impede our sales growth. Even if our products successfully meet our price and performance goals, our retailer customers may not achieve success in selling our HDTVs and our OEM customers may not achieve commercial success in selling their products that incorporate our microdisplay products.

Our business depends on new products and technologies.

     We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:

•	continuing research and development activities on existing and potential products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment;

•	maintaining and enhancing our technological capabilities; and

•	expanding our manufacturing capacity.

We may be unable to recover any expenditures we make relating to one or more new technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.

     Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive third-party suppliers and technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	the acceptance of our technology;

•	utilization of advances in technology;

•	innovative development of new microdisplay products for customer products; and

•	efficient, timely, and cost-effective manufacture of microdisplay products.

Our products may not achieve commercial success or widespread market acceptance.

     A key element of our current business involves the ongoing commercialization of our LCoS microdisplay technology. Our products may not achieve customer or widespread market acceptance. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues, yield problems, and other factors. Even when we successfully introduce a new product designed for OEM customers, our OEM customers may determine not to introduce or may terminate products utilizing our products for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors;

•	price considerations;

•	lack of anticipated or actual market demand for the products; and

•	unfavorable comparisons with products introduced by others.

Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our costs, a loss of customers, or a delay in market acceptance of our products.

     Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We also may agree to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We must protect our intellectual property and could be subject to infringement claims by others.

     We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.

     We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which we sell our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement and such action may be unsuccessful.

     Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

The nature of our business requires us to make significant capital expenditures and investments.

     The nature of our business requires us to make significant capital expenditures and investments. We may be required to make additional investments and capital expenditures in the future to maintain or enhance our ability to offer technologically advanced products.

We must finance the growth of our business and the development of new products.

     To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results. Rapid sales increases would also require substantial increases in working capital.

     From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment or to finance working capital requirements. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders. We have agreed with TFS not to issue common stock if such issuance could result in the imposition of a tax under Section 355(e) of the Internal Revenue Code unless we receive an opinion of counsel that Section 355(e) would not apply to such issuance because it was not part of a plan at the time of the spin-off.

If we choose to manufacture or sell in the European and Asian markets, we may encounter challenges.

     Any efforts to manufacture or sell in the European and Asian markets may create a number of challenges. We and our contract manufacturers and assemblers purchase certain materials from international sources, and in the future we may decide to move certain manufacturing functions to, or establish additional manufacturing functions in, international locations. Purchasing, manufacturing, and selling products internationally expose us to various economic, political, and other risks, including the following:

•	management of a multinational organization;

•	the burdens and costs of compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	foreign exchange rate fluctuations;

•	employment and severance issues, including possible employee turnover or labor unrest;

•	overlap of tax issues;

•	tariffs and duties;

•	lack of developed infrastructure; and

•	political or economic instability in certain parts of the world.

     Political and economic conditions abroad may adversely affect our foreign relationships. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to manufacture or sell microdisplays in foreign markets and to purchase materials or equipment from foreign suppliers.

     Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our products to our U.S. customers.

     While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we occasionally collect a portion of our revenue in non-U.S. currencies. In the future, customers may make payments in non-U.S. currencies.

     Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

The cyclical nature of the consumer electronics industry may cause substantial period-to-period fluctuations in our operating results.

     The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production over-capacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in operating results, at least in part because of general industry conditions or events occurring in the general economy.

Our operating results may have significant periodic and seasonal fluctuations.

     In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the timing and volume of orders relative to our capacity;

•	product introductions or enhancements and market acceptance of product introductions and enhancements by us, our OEM customers, and competitors;

•	evolution in the life cycles of customers’ products;

•	timing of expenditures in anticipation of future orders;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products; and

•	changes or anticipated changes in economic conditions.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.

We must effectively manage our growth.

     The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to:

•	enhance our operational, financial, and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Tempe, Arizona.

We incur increased costs as a result of being a public company.

     As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a division of TFS. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We depend on key personnel.

     Our development and operations depend substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel is intense. Although we have not experienced problems of recruiting and maintaining qualified personnel to date, we have limited experience in personnel recruitment or retention as an independent company. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with certain key personnel, we do not have any fixed-term agreements with, or key person life insurance covering, any officer or employee.

Potential strategic alliances may not achieve their objectives.

     We have entered into various strategic alliances, and we plan to enter into other similar types of alliances in the future. Among other matters, we will explore strategic alliances designed to do the following:

•	enhance or complement our technology or work in conjunction with our technology;

•	increase our manufacturing capacity;

•	provide necessary know-how, components, or supplies; and

•	develop, introduce, or distribute products utilizing our technology.

     Any strategic alliances may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

     We plan to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements or active negotiations underway, we may buy businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. We have agreed with TFS not to issue common stock in an acquisition transaction if such issuance could result in the imposition of a tax under Section 355(e) of the Internal Revenue Code unless we receive an opinion of counsel that Section 355(e) would not apply to such issuance because it was not part of a plan at the time of the spin-off.

     Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems integrating the purchased operations, technologies, products, or services with our own;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees and customers of purchased organizations.

     Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.

We are subject to governmental regulations.

     Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

Risks Related to Our Recent Spin-Off

We have a limited operating history as a public company, and our business has relied on TFS for various financial, managerial, and administrative services.

     We have a limited operating history as an independent company. Our business historically relied on TFS for various financial, managerial, and administrative services and was able to benefit from the earnings, assets, and cash flows of TFS’ other businesses. TFS is no longer obligated to provide assistance or services to us and as a result we are no longer able to rely on TFS for financial, managerial, or administrative services.

Our historical financial information may not be representative of our results as a separate company, as we previously operated as a division of TFS.

     The historical financial information incorporated by reference in this prospectus may not be representative of our results of operations, financial position, and cash flows had we operated as a separate, stand-alone entity rather than as a division of TFS during the periods prior to September 15, 2003 or of our results of operations, financial position, and cash flows in the future. This results from the following:

•	in preparing this information, we have made adjustments and allocations because TFS did not account for us as, and we were not operated as, a stand-alone business for all periods prior to the spin-off; and

•	the information prior to the spin-off does not reflect many changes in our funding and operations as a result of our spin-off from TFS.

     We cannot assure you that the adjustments and allocations we have made in preparing our historical financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity.

We could incur significant tax liability if the contribution or the spin-off from TFS does not qualify for tax-free treatment.

     TFS received a private letter ruling from the IRS to the effect that, among other things, the spin-off was tax free to TFS and the TFS stockholders under Section 355 of the Internal Revenue Code, except to the extent that cash was received in lieu of fractional shares. The private letter ruling, while generally binding upon the IRS, was based upon factual representations and assumptions and commitments on our behalf with respect to future operations made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue, the facts upon which the private letter ruling was based were materially different from the facts at the time of the spin-off, or if we do not meet certain commitments made.

     If the spin-off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which TFS is the common parent based upon the difference between the aggregate fair market value of the assets of our business and the adjusted tax bases of such business to TFS prior to the spin-off. The corporate level tax would be payable by TFS. We have agreed, however, to indemnify TFS for this and certain other tax liabilities if they result from actions taken by us or from the spin-off. In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the TFS consolidated group, including our company, will be severally liable for these tax liabilities. If we are required to indemnify TFS for these liabilities or otherwise are found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition.

We will not be able to rely on TFS to fund future capital requirements and, therefore, we may not be able to provide for our capital needs.

     Before the spin-off, our capital needs were satisfied by TFS. However, TFS no longer provides any funds to finance our working capital or other cash requirements and does not guarantee our financial or other obligations. It will be necessary for us to reduce substantially our operating losses (through either increased sales, reduced expenses, or both) or to raise additional funds. We cannot assure you that we will be able to increase our sales or raise necessary funds on terms satisfactory to us.

     We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, and financing activities. To increase our financial resources, we may be required to raise additional capital through a public offering or private placement of equity with strategic or other investors or through debt financing in the future. Future equity financings would dilute the relative percentage ownership of the then existing holders of our common stock and may be limited by our agreements with TFS, particularly the tax sharing agreement we have with TFS. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, such as pay dividends, incur additional indebtedness, or create liens. We may not be able to obtain financing on terms as favorable as those historically enjoyed by TFS.

Risks Related to Securities Markets

The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.

     Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

     In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

     Substantially all of the shares of our common stock are eligible for immediate resale in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock.

We have agreed to restrictions and adopted policies in connection with the spin-off that could have possible anti-takeover effects.

     We have agreed to certain restrictions on our future actions to assure that the spin-off is tax-free, including restrictions with respect to an acquisition of shares of our common stock by an unrelated party. If we fail to abide by these restrictions, and, as a result, the spin-off fails to qualify as a tax-free reorganization, we will be obligated to indemnify TFS for any resulting tax liability. These restrictions and the potential tax liability that could arise from an acquisition of shares of our common stock, together with our related indemnification obligations, could have the effect of delaying, deferring, or preventing a change in control of our company.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

     Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

     We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

     These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not pay cash dividends.

     We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors,” which include, but are not limited to, the following:

•	our inability to achieve profitability and reduce our accumulated deficit;

•	our inability to reduce our expenses significantly or to raise additional funds;

•	the effect of the going concern paragraph we have received from our independent auditor;

•	our inability to continue to meet Nasdaq listing maintenance standards;

•	our ability to secure retailers to sell our HDTVs and obtain purchase commitments from our OEM customers;

•	the competitive nature of the high-definition television industry and the effect of competing technologies;

•	the ability of our contract manufacturers to produce and deliver products in a timely manner;

•	our ability to obtain sufficient levels of components necessary for the production of our products at satisfactory prices;

•	the ability of retailers to successfully market and sell our HDTVs;

•	the acceptance of our products by our OEM customers;

•	our ability to successfully maintain our manufacturing processes and capacity and to enhance our technological capabilities;

•	our inability to protect our intellectual property;

•	our ability to raise additional capital to finance our business;

•	our ability to effectively transact business in foreign countries;

•	the cyclical nature of the consumer electronics industry;

•	our ability to effectively manage our growth;

•	our reliance on our executive officers and key personnel;

•	the inability of our strategic alliances to achieve their objectives;

•	our ability to successfully acquire companies that would complement our business;

•	the effects of government regulation; and

•	the effects related to our spin-off from TFS.

USE OF PROCEEDS

     We will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

     The following table sets forth (1) the name of each of the selling stockholders, (2) the number of shares of common stock beneficially owned by each such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (3) the number of shares of common stock beneficially owned by each such selling stockholder upon completion of this offering. Such information was obtained from the selling stockholders but has not been independently verified by us. The term “selling stockholder” includes the persons listed below and their respective transferees, pledgees, donees, or other successors.

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares Being	Owned After
Name of	Offering(1)		Registered	Offering (1)(2)
Beneficial Owner	Number	Percent	for Sale(2)	Number	Percent
Bushido Capital Master Fund LP(3)	700,638	9.1%	700,638	—	—
Enable Growth Partners LP(4)	1,210,192	14.8%	1,210,192	—	—
Enable Opportunity Partners LP(5)	191,082	2.7%	191,082	—	—
Gamma Opportunity Capital Partners LP(6)	700,636	9.1%	700,636	—	—
Regenmacher Holdings Ltd.(7)	150,000	2.1%	150,000	—	—
SRG Capital LLC(8)	382,166	5.2%	382,166	—	—
Mitch Levine(9)	25,988	*	25,988	—	—
Brendan O’Neil(10)	19,490	*	19,490	—	—
Adam Epstein(10)	19,490	*	19,490	—	—

*Less than 1%

(1)	Except as otherwise indicated, each selling stockholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. The numbers and percentages shown include (a) the shares of common stock actually owned as of May 25, 2005, and (b) the shares of common stock which the person or group had the right to acquire upon the conversion of convertible promissory notes and the exercise of warrants held by such selling stockholder on May 25, 2005. Holders of the 7% convertible notes and the warrants do not have the right to convert any portion of their notes or to exercise their warrants if, after giving effect to such conversion or exercise, the holder would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such conversion or exercise. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire upon the conversion of convertible promissory notes and the exercise of warrants held by such selling stockholder, are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(2)	We have no assurance that the selling stockholders will sell any of the securities being registered hereby.

(3)	Represents (a) 350,319 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 350,319 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Christopher Rossman, Managing Director of Bushido Capital Partners, Ltd., has sole voting and dispositive power over all such shares.

(4)	Represents (a) 605,096 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 605,096 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Mitch Levine, Managing Partner of Enable Growth Partners LP, has sole voting and dispositive power over all such shares.

(5)	Represents (a) 95,541 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 95,541 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Mitch Levine, Managing Partner of Enable Opportunity Partners LP, has sole voting and dispositive power over all such shares.

(6)	Represents (a) 350,318 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 350,318 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Jonathan P. Knight, President of

Gamma Opportunity Capital Partners LP, and Christopher Rossman share voting and dispositive power over all such shares.

(7)	Represents 150,000 shares issuable upon the exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Jonathan P. Knight, President of SIAM CM, the investment manager of Regenmacher Holdings Ltd., has sole voting and dispositive power over all such shares.

(8)	Represents (a) 191,083 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 191,083 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Edwin MeCabe and Tai May Lee jointly share voting and dispositive power over all such shares.

(9)	Represents 25,988 shares issuable upon the exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant.

(10)	Represents 19,490 shares issuable upon the exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant.

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which we have previously filed with the SEC.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

     Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Our board of directors has designated one series of preferred stock. See “Description of Capital Stock – Stockholder Rights Plan.”

Convertible Notes

     We have outstanding 7% convertible notes in the aggregate principal amount of $2,500,000. The notes mature on April 20, 2008. The notes pay interest at the rate of 7% per annum, payable quarterly on March 31, June 30, September 30, and December 31 of each year. We may, in our discretion, elect to pay interest on the notes in cash or in shares of our common stock. The notes are convertible at any time into shares of our common stock at a price of $1.57 per share. If, after April 20, 2006, the closing price for our common stock for any 30 consecutive trading days exceeds $3.14, we may, within one trading day of the end of such period, require the holders of the convertible notes to immediately convert all or part of the then outstanding principal amount of their notes.

     In addition, provided certain conditions are met, we have the option, at any time, to redeem some or all of the outstanding notes. In the event redemption occurs prior to April 20, 2006, the redemption price will be 120% of the principal amount of the notes then outstanding on the 10th trading day following the date we provide the holders notice of our election to redeem the notes. In the event redemption occurs after April 20, 2006 but prior to April 20, 2007, the redemption price will be 140%, and if redemption occurs after April 20, 2007 but prior to April 20, 2008, the redemption price will be 160%.

Warrants

     Upon issuance of the convertible notes described above, we issued to the noteholders warrants to purchase an aggregate of 1,592,357 shares of our common stock. We also issued a warrant to purchase 150,000 shares of our common stock to a purchaser of a $2,000,000 9% senior secured note, which was issued on the same date as the convertible notes described above. In addition, we issued warrants to purchase an aggregate of 64,968 shares of our common stock to affiliates of the placement agent involved in the sale of the convertible notes and senior secured note. All of the warrants have an exercise price, subject to certain adjustments, of $1.57 per share and are exercisable on or after the 181st day after the issuance of the warrants and on or prior to the five-year anniversary of the issuance of the warrants. The warrants may be exercised only for full shares of our common stock. We will pay cash in lieu of fractional shares of our common stock. The warrants do not grant the holders thereof any voting or other rights of our stockholders.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent’s address is 101 Barclay Street, Suite 11E, New York, New York 10286 and its telephone number is (800) 524-4458.

Anti-Takeover Effects

General

     Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

     There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the Form S-1 registration statement of which this prospectus is a part, as well as the Delaware General Corporation Law.

Number of Directors; Removal; Filling Vacancies

     Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action

     Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

     The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the whole board, our chairman, or our chief executive officer believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

     Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

     To be timely, notice of nominations or other business to be brought before any meeting must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of

(1)	the close of business on the date 90 days prior to the date of the annual meeting, or

(2)	the close of business on the tenth day following the date that the meeting date is first publicly announced or disclosed.

     Any stockholder that gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why the stockholder favors the proposal, the stockholder’s name and address, the number and class of all shares of each class of our stock owned, any material interest the stockholder may have in the proposal, other than as a stockholder of our company, and, in the case of any person that holds stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

The notice of any nomination for election as a director must set forth all of the following information:

•	the name of the nominee;

•	the number and class of all shares of each class of our stock beneficially owned by the nominee;

•	the information regarding the nominee required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC;

•	the signed consent of each nominee to serve as a director if elected;

•	the nominating stockholder’s name and address;

•	the number and class of shares of our stock owned by such nominating stockholder; and

•	in the case of any person that holds our stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

Amendments to Bylaws

     Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendment of the Certificate of Incorporation

     Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power.

Preferred Stock

     Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. Our board of directors has designated the Series A Preferred Stock, which is described in the section entitled “Description of Capital Stock – Stockholder Rights Plan.”

     We believe that the ability to issue additional preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Our board of directors has the power, subject to applicable law, to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction.

Delaware Business Combination Statute

     Section 203 of the Delaware General Corporation Law applies to our company. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless the following conditions have been satisfied:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 generally defines an “interested stockholder” to include the following:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

     Section 203 generally defines a “business combination” to include the following:

•	mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholders; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges, or other financial benefits.

     Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or stockholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our certificate of incorporation nor our bylaws exempt our company from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Stockholder Rights Plan

General

     Our board of directors has adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, one preferred share purchase right (a “Right”) is issued and attached to each outstanding share of common stock. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price of $40.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 2, 2003, as the same may be amended from time to time (the “Rights Agreement”), between our company and The Bank of New York, as rights agent (the “Rights Agent”).

     The following description of the Rights is only a summary and is qualified in its entirety by reference to the Rights Agreement, which has been filed as an exhibit to the Form S-1 registration statement of which this prospectus is a part.

The Rights; Certificates

     The Rights will initially trade with, and will be inseparable from, the common stock. Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions provided in the Rights Agreement, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “Rights Distribution Date”), the Rights will be evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. Among other exceptions, any stockholder owning 15% or more of our outstanding common stock as of September 17, 2003 is “grandfathered” (and thus not deemed to be an “Acquiring Person”) under the Rights Plan, and would be permitted to acquire up to 20% of our outstanding common stock before becoming an “Acquiring Person”, as provided (and subject to the conditions) in the Rights Agreement.

     The Rights Agreement provides that, until the Rights Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights, called Right Certificates, will be mailed to holders of record of common stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability; Exercise Price; Adjustments

     The Rights are not exercisable until the Rights Distribution Date. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     Once exercisable, each Right entitles the registered holder to purchase from our company one one-thousandth of a share of Series A Preferred Stock, at the Purchase Price of $40.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (2) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the common stock occurring, in any such case, prior to the Rights Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock (or common stock) will be issued (other than fractions of Series A Preferred Stock that are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the common stock.

Series A Preferred Stock Provisions

     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per whole share, or (2) an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of our company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per whole share, plus any accrued but unpaid dividends, and (b) an amount equal to 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Flip-In, Flip-Over Rights

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, which will thereupon become void, will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right. This is the so-called “flip-in” provision.

     In the event that, after a person or group has become an Acquiring Person, our company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions are required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom our company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. This is the so-called “flip-over” provision.

Exchange Provision

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous subsection or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption

     At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock, or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of any and all holders of Rights will be to receive the Redemption Price.

Amendment

     For as long as the Rights are outstanding and then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. This includes the ability to lower the ownership threshold that triggers the “flip-in” provision to as low as 10%. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Interpretation; Board Approvals

     Our board of directors has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to our board of directors or to our company, or as are advisable in the administration of the Rights Plan, including the power to (1) interpret the provisions of the Rights Plan, and (2) make all determinations appropriate for the administration of the Rights Plan, including a determination to redeem or not redeem the Rights, to exchange the Rights, or to amend the Rights Plan. All such interpretations and determinations in good faith are final and binding on the parties, including the Rights holders, and do not subject the board of directors or the directors to any liability to the holders of Rights.

Expiration

     The Rights will expire on September 2, 2013, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as provided in the Rights Agreement.

PLAN OF DISTRIBUTION

     Each selling stockholder and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on the Nasdaq National Market or any other stock exchange, market, or trading facility on which the shares registered pursuant to the registration statement of which the prospectus forms are a part are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares of our common stock under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker-dealer receive fees, commissions, and markups which, in the aggregate, would exceed eight percent (8%).

     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that it has not entered into any written or oral agreements, understandings, or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

     We have agreed to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (2) the date on which all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of such firm beneficially owned 11,074 shares of our common stock as of the date of this prospectus.

EXPERTS

     The financial statements of Brillian Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Brillian Corporation have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the substantial doubt about the ability of Brillian Corporation to continue as a going concern and an explanatory paragraph relating to the preparation of the financial statements of Brillian Corporation from the separate records maintained for the microdisplay business of Three-Five Systems, Inc. prior to the spin-off from Three-Five Systems, Inc. on September 15, 2003), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.

     Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

3,399,682 Shares

[BRILLIAN LOGO]

Common Stock

PROSPECTUS

June 2, 2005